Exhibit 99.1

MAKING

SUSTAINABLE LIVING

COMMONPLACE

CHAIRMAN’S LETTER

AND NOTICE OF MEETING

ANNUAL GENERAL MEETING

LONDON 27 APRIL 2017

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

20 March 2017

Marijn Dekkers,

Chairman of the Board of Directors

Dear Shareholder,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘PLC AGM’). The meeting will be held on Thursday 27 April 2017 at the Hilton London Bankside hotel, Bear Lane, London, SE1 0UH. The PLC AGM will start at 10.00am.

As last year, the Boards have decided to hold the AGMs on consecutive days. The Unilever N.V. AGM (the ‘NV AGM’) will be held in the Netherlands on 26 April 2017 and the PLC AGM in the UK on 27 April 2017.

Following elections at last year’s AGMs, we strengthened the Boards through the appointment of two new Non-Executive Directors, Youngme Moon and Strive Masiyiwa. Youngme and Strive are both distinguished in their respective fields and have added valuable expertise and further independence to the Boards as well as broadening the experience the Boards can call upon. Following my election as a Non-Executive Director at the 2016 AGMs, I was pleased to assume the Chairmanship of Unilever.

At the PLC AGM our CEO, Paul Polman, will update you on the progress of the business in 2016. Following this presentation, we will have a full Q&A session on all matters tabled before we conduct the formal business of the meeting.

In accordance with the UK Corporate Governance Code, all Directors, with the exception of Professor Louise Fresco, are offering themselves for re-election. On behalf of the Boards, I would like to thank Louise for her outstanding contribution to Unilever as a Non-Executive Director.

Unilever PLC

Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

Unilever’s new Reward Framework has been designed to simplify reward and drive longer-term personal commitment through share ownership.

Following an extensive review of the new Reward Framework during which we met and engaged with many of our investors and other stakeholders, shareholders will be asked at the PLC AGM to vote separately on our new Directors’ Remuneration Policy and our Directors’ Remuneration Report (excluding our Directors’ Remuneration Policy), both of which are included in the Unilever Annual Report and Accounts 2016. We also set out in the Directors’ Remuneration Report how the current Remuneration Policy, approved at the 2014 AGMs, was implemented in 2016 and how we plan to implement our new Directors’ Remuneration Policy in 2017.

As part of the new Reward Framework, your approval is being sought for the Unilever Share Plan 2017 (the ‘Plan’), a new, share-based, long-term incentive plan for Unilever Executive Directors and managers. While the Plan is very flexible, it is intended that it will be used initially to give more than 15,000 managers worldwide the opportunity to use their after-tax bonus and fixed pay, or other personal funds, to buy Unilever shares.

In return, Unilever Executive Directors and managers will be granted matching awards over Unilever shares which will vest after four years but normally only:

–	if the Unilever Executive Director or manager stays with Unilever until vesting;

–	if the Unilever Executive Director or manager keeps the shares he or she has purchased until vesting; and

–	to the extent that stretching performance conditions are met.

The Plan may also be used, as a replacement for the Global Share Incentive Plan 2007 (which expires this year), for making conditional share awards to Unilever Executive Directors and managers in accordance with the proposed new Directors’ Remuneration Policy.

We have described how we intend to use the Plan for Executive Directors in more detail in the proposed new Directors’ Remuneration Policy. For other managers, the Plan will be used in broadly the same way. A summary of the Plan is set out in the Appendix to this letter.

The other resolutions put to you for voting will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to this Notice.

The Boards believe that all the proposals to be put to you at the PLC AGM are in the best interests of Unilever PLC and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever PLC.

The PLC AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions. If you would like to be assured of the fullest possible response to a question asked in the PLC AGM, it would be helpful if you could give me prior notice of your question. Of course, you are also invited to write to me at any time should you wish. Alternatively you may find the answer to your question on our website at www.unilever.com.

There are three ways in which you may vote. You can register your proxy vote electronically using our electronic voting facility via www.unilever.com/agm; complete and return the proxy form; or attend and vote in person at the PLC AGM. Details can be found on the back of your proxy form. Institutional investors are able to cast their votes using CREST electronic proxy voting.

As usual at the PLC AGM, all resolutions will be put to a poll. This will ensure that the votes of all our shareholders are counted, as proxy results

2	Unilever Chairman’s Letter and Notice of Meeting 2017

are added to the votes of shareholders who are present, and vote, at the PLC AGM. This year we will again use voting cards at the meeting.

The results of the PLC AGM will be announced on the Unilever website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

Shareholders will have received the Unilever Annual Report and Accounts 2016, or will have been notified of its availability on our website at www.unilever.com/ara. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. This focus benefits you (as you will receive your communication faster) and it benefits the environment (by reducing paper and saving energy). If you do not already do so, you can register to receive future shareholder communications via email by logging onto www.investorcentre.co.uk/ecomms.

All your votes are important to us and I would urge you to complete and return your votes in good time, and in any event no later than 10.00am on 25 April 2017.

For information on travelling to the venue, you will find up-to-date information on our website at www.unilever.com/agm.

I look forward to seeing as many of you as possible on 27 April 2017.

Yours sincerely,

Marijn Dekkers

Chairman

Unilever Chairman’s Letter and Notice of Meeting 2017	3

UNILEVER PLC NOTICE OF

ANNUAL GENERAL MEETING 2017

Notice is hereby given that the Annual General Meeting of Unilever PLC (the ‘Company’) will be held at the Hilton London Bankside hotel, Bear Lane, London, SE1 0UH at 10.00am* on Thursday 27 April 2017 to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 21 as ordinary resolutions. Each resolution numbered 3 to 17 (inclusive), if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever N.V. (to be held on 26 April 2017 in Rotterdam, the Netherlands or any adjournment thereof) is passed by Unilever N.V. shareholders:

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2016, together with the Directors’ Report, the Auditor’s Report and the Strategic Report.

2.	To consider and, if thought fit, approve the Directors’ Remuneration Report (other than the sections containing the Directors’ Remuneration Policy) which is set out on pages 48 to 77 of the Unilever Annual Report and Accounts 2016.

3.	To consider and, if thought fit, approve the Directors’ Remuneration Policy, the full text of which is included in the Directors’ Remuneration Report and set out on pages 52 to 64 of the Unilever Annual Report and Accounts 2016.

4.	To approve the rules of the Unilever Share Plan 2017 summarised in the Appendix, on the terms set out in the Explanatory Notes.

5.	To re-elect Mr N S Andersen as a Non-Executive Director.

6.	To re-elect Mrs L M Cha as a Non-Executive Director.

7.	To re-elect Mr V Colao as a Non-Executive Director.

8.	To re-elect Dr M Dekkers as a Non-Executive Director.

9.	To re-elect Ms A M Fudge as a Non-Executive Director.

10.	To re-elect Dr J Hartmann as a Non-Executive Director.

11.	To re-elect Ms M Ma as a Non-Executive Director.

12.	To re-elect Mr S Masiyiwa as a Non-Executive Director.

13.	To re-elect Professor Y Moon as a Non-Executive Director.

14.	To re-elect Mr G Pitkethly as an Executive Director.

15.	To re-elect Mr P G J M Polman as an Executive Director.

16.	To re-elect Mr J Rishton as a Non-Executive Director.

17.	To re-elect Mr F Sijbesma as a Non-Executive Director.

18.	To reappoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

19.	To authorise the Directors to fix the remuneration of the Auditor.

20.	THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

(a)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

*	Please note that in the Annual Report and Accounts 2016 the start time of the PLC AGM was stated as 1.30pm. The correct start time is 10.00am.

(b)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year, in each case during the period beginning with the date of passing this resolution and ending at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018 provided that the aggregate expenditure under paragraphs (a), (b) and (c) shall not exceed £100,000 in total.

21.	THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,300,000 provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

To consider and, if thought fit, pass the following resolutions 22, 23, 24 and 25 as special resolutions:

22.	THAT, subject to the passing of resolution 21 above, the Directors be authorised to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by resolution 21 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006, in each case:

(a)	in connection with a pre-emptive offer; and

(b)	otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of £1,996,491;

as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment; provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, save that the Company may, before such expiry, make offers and enter into agreements which would, or might, require equity securities to be allotted and treasury shares to be sold after such expiry and the Directors may allot equity securities and sell treasury shares in pursuance of any such offer or agreement as if the authority had not expired.

For the purposes of this resolution:

I.	‘pre-emptive offer’ means an offer of equity securities open for acceptance for a period fixed by the Directors to: (i) holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings; and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; and

4	Unilever Chairman’s Letter and Notice of Meeting 2017

UNILEVER PLC NOTICE OF

ANNUAL GENERAL MEETING 2017 CONTINUED

II.	the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

23.	THAT, subject to the passing of resolution 21 above and in addition to any authority granted under resolution 22 above, the Directors be authorised to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by resolution 21 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006 as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment, such authority to be:

(a)	limited to the allotment of equity securities or sale of treasury shares up to an aggregate nominal amount of £1,996,491; and

(b)	used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Board of Directors of the Company determines to be an acquisition or other capital investment of a kind described in the Explanatory Notes, provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, save that the Company may, before such expiry, make offers and enter into agreements which would, or might, require equity securities to be allotted and treasury shares to be sold after the authority given by this resolution has expired and the Directors may allot equity securities and sell treasury shares under any such offer or agreement as if the authority had not expired.

For the purposes of this resolution, the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

24.	THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 3 1⁄9p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 128,345,000 ordinary shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 3 1⁄9p;

(c)	the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (i) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out; and

the authority conferred by this resolution shall expire at the earlier of conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

25.	THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

By order of the Board

T E Lovell

Group Secretary

20 March 2017

Unilever Chairman’s Letter and Notice of Meeting 2017	5

EXPLANATORY NOTES TO THE NOTICE OF

ANNUAL GENERAL MEETING 2017

1.	Shareholders will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 9.00am, when refreshments will be served. If you are attending the AGM in person please bring the Attendance Card included within your Proxy Form or, if you opt to receive your communications electronically, a copy of your shareholder email and hand it in on arrival. It is necessary for your admission to the meeting. If you do not bring this form or email with you, then proof of identification will be required for you to gain admittance to the AGM.

2.	A shareholder who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a shareholder. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0370 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A shareholder may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To do this, that shareholder must complete a separate Proxy Form for each Proxy. Shareholders can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0370 600 3977. A shareholder appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, no later than 10.00am on 25 April 2017.

5.	A shareholder can also submit his or her vote or, in accordance with Section 333A of the Companies Act 2006, appoint a Proxy electronically by logging on to www.unilever.com/agm, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a shareholder will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 10.00am on 25 April 2017. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a shareholder which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (eg director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified by a notary) must be included with the Proxy Form.

8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A shareholder who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolutions) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or Proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint

6	Unilever Chairman’s Letter and Notice of Meeting 2017

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2017 CONTINUED

holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of Proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.	The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 25 April 2017 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

20.	Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that Section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

21.	Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

22.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

ROUTE DESCRIPTION

The Hilton London Bankside hotel is in close proximity to Southwark and Blackfriars London underground stations, both within a 5 minute walk. Waterloo and London Bridge stations are within a 10 minute walk. Shareholders are asked to arrive and register at the Events Entrance on Bear Lane, SE1 0UH.

Unilever Chairman’s Letter and Notice of Meeting 2017	7

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2017

RESOLUTION 1

REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2016

The Directors must lay the Company’s Accounts, the Directors’ Report, the Auditor’s Report and the Strategic Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts, the Directors’ Report and the Strategic Report, and the Auditor has prepared its Report.

RESOLUTION 2

DIRECTORS’ REMUNERATION REPORT

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report (other than the sections containing the Directors’ Remuneration Policy) for the year ended 31 December 2016, which is set out on pages 48 to 77 of the Unilever Annual Report and Accounts 2016, copies of which are available on Unilever’s website at www.unilever.com/ara. The Directors’ Remuneration Report reports on the implementation of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2014. The Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and approved by the Directors. Shareholders must, under Section 439 of the Companies Act 2006, be given the opportunity to approve the Directors’ Remuneration Report. In accordance with these requirements, this is an advisory vote. A copy of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2014 is available on our website at www.unilever.com/ara.

RESOLUTION 3

DIRECTORS’ REMUNERATION POLICY

To consider and, if thought fit, approve the new Directors’ Remuneration Policy, the full text of which is included in the Directors’ Remuneration Report and set out on pages 52 to 64 of the Unilever Annual Report and Accounts 2016, copies of which are available on Unilever’s website at www.unilever.com/ara. The new Directors’ Remuneration Policy has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). Shareholders must, under Section 439A of the Companies Act 2006, be given the opportunity to approve the Directors’ Remuneration Policy. In accordance with these requirements, this is a binding vote.

This resolution shall be subject to the passing of a similar resolution approving the Directors’ Remuneration Policy at the Unilever N.V. AGM on 26 April 2017 (or any adjournment thereof). If approved by shareholders at both the Unilever N.V. and Unilever PLC AGMs, the Directors’ Remuneration Policy will take effect immediately after the end of the Unilever PLC 2017 AGM (or, if later, any adjournment of the NV AGM) and will apply until replaced by a new or amended policy.

RESOLUTION 4

TO APPROVE THE UNILEVER SHARE PLAN 2017

It is proposed that the rules of the Unilever Share Plan 2017 (the ‘Plan’) (which are summarised in the Appendix to this Notice, and produced in draft to this Meeting and for the purposes of identification initialled by the Chairman) be approved and the Boards be authorised to do all acts and things necessary to operate the Plan, including further delegation of those powers and the Boards be authorised to establish such further plans for the benefit of employees in other countries based on the Plan subject to such modifications as may be necessary or desirable to take account of securities laws, exchange controls and tax legislation provided that any Unilever shares made available under such further plans are treated as counting against any limits on overall participation in the Plan.

This resolution shall be subject to the passing of a similar resolution approving the Plan at the Unilever N.V. AGM on 26 April 2017 (or any adjournment thereof). If approved by shareholders at both the Unilever N.V. and Unilever PLC AGMs, the Plan will take effect immediately after the end of the Unilever PLC 2017 AGM (or, if later, any adjournment of the NV AGM).

RESOLUTIONS 5 TO 17

RE-ELECTION OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

In accordance with the Financial Reporting Council’s UK Corporate Governance Code recommendations, Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for re-election is also being proposed for re-election to the Board of Unilever N.V. The resolution to re-elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 26 April 2017 (or, if later, any adjournment of the NV AGM).

It is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-elect all the existing Non-Executive Directors with the exception of Professor Louise Fresco, who has chosen not to stand for re-election. The Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, also proposes to re-elect Graeme Pitkethly and Paul Polman as Executive Directors.

The Chairman and the Board of Directors are satisfied, following a formal performance evaluation, that all Non-Executive Directors being proposed for re-election continue to perform effectively and should be elected because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Biographical details concerning each of the Directors proposed for re-election can be found on page 3 of the Unilever Annual Report and Accounts 2016.

RESOLUTION 18

REAPPOINTMENT OF AUDITOR

At each meeting at which Accounts are laid before the members, the Company is required to appoint an Auditor or Auditors to serve until the next such meeting.

RESOLUTION 19

REMUNERATION OF AUDITOR

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next Accounts of the Company.

8	Unilever Chairman’s Letter and Notice of Meeting 2017

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2017 CONTINUED

RESOLUTION 20

POLITICAL DONATIONS AND EXPENDITURE

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (a) political parties; (b) other political organisations; and (c) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution.

RESOLUTION 21

DIRECTORS’ AUTHORITIES TO ISSUE SHARES

Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,300,000 in new shares at their nominal value (representing 427,500,000 ordinary shares). At 22 February 2017, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares).

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2018, being the last date by which the Company must hold an Annual General Meeting in 2018.

The Directors have no present intention of exercising the authority sought under this resolution.

As at the date of this Notice, 26,696,994 ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued ordinary share capital (excluding treasury shares) of the Company as at 22 February 2017, the latest practicable date prior to the publication of this Notice of Meeting.

RESOLUTIONS 22 and 23

DISAPPLICATION OF PRE-EMPTION RIGHTS

Resolutions 22 and 23 are special resolutions to disapply statutory pre-emption rights in relation to the allotment of securities.

Limb (a) of resolution 22 seeks shareholder approval to allot a limited number of ordinary shares or other equity securities, or sell treasury shares, for cash on a pre-emptive basis but subject to such exclusions or arrangements as the Directors may deem appropriate to deal with certain legal, regulatory or practical difficulties.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to allot a limited number of ordinary shares or other equity securities, or sell treasury shares for cash on a non pre-emptive basis. Accordingly, the purpose of limb (b) of resolution 22 is to authorise the Directors to allot new shares and other equity securities pursuant to the allotment authority given by resolution 21, or sell treasury shares, for cash up to a nominal value of

£1,996,491, equivalent to 5% of the total issued ordinary share capital of the Company exclusive of treasury shares and 4.9% of the total issued ordinary share capital of the Company including treasury shares, as at 22 February 2017, without the shares first being offered to existing shareholders in proportion to their existing holdings.

The purpose of resolution 23 is to authorise the Directors to allot new shares and other equity securities pursuant to the allotment authority given by resolution 21, or sell treasury shares, for cash up to a further nominal amount of £1,996,491, equivalent to 5% of the total issued ordinary share capital of the Company exclusive of treasury shares and 4.9% of the total issued ordinary share capital of the Company including treasury shares, as at 22 February 2017, only in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue. If the authority given in resolution 23 is used, the Company will publish details of the placing in its next annual report. For these purposes ’specified capital investment’ shall mean one or more specific capital investment related uses for the proceeds of an issue of equity securities, in respect of which sufficient information regarding the effect of the transaction on the Company, the assets the subject of the transaction and (where appropriate) the profits attributable to them is made available to shareholders to enable them to reach an assessment of the potential return.

The Directors intend to adhere to the provisions in the Pre-emption Group’s Statement of Principles and not to allot shares or other equity securities or sell treasury shares for cash on a non pre-emptive basis pursuant to the authority in resolution 22 in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company, exclusive of treasury shares, within a rolling three-year period, other than:

(i)	with prior consultation with shareholders; or

(ii)	in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

The Directors have no current intention of exercising the authorities granted in resolutions 22 and 23 but consider that they are appropriate in order to allow the Company flexibility to finance business opportunities or to conduct a pre-emptive offer without the need to comply with the strict requirements of the statutory pre-emption provisions.

The authorities sought under resolutions 22 and 23 will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2018, being the last date by which the Company must hold an Annual General Meeting in 2018.

RESOLUTION 24

COMPANY’S AUTHORITY TO PURCHASE ITS OWN SHARES

Renewal of this authority is also sought at the AGM each year.

The Directors have no present intention of exercising this authority, other than to hedge employee share plans, but believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buyback programme. Other than to hedge employee share plans, the Directors will only buy back shares, including under such a

Unilever Chairman’s Letter and Notice of Meeting 2017	9

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2017 CONTINUED

programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

The resolution specifies the maximum number of shares which may be acquired which at 22 February 2017 (being the latest practicable date prior to the publication of this Notice of Meeting) represented just under 10% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale.

The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell or transfer treasury shares quickly and cost-effectively, including for the purposes of meeting obligations under an employees’ share scheme, and would provide the Company with additional flexibility in the management of its capital base.

RESOLUTION 25

NOTICE PERIOD FOR GENERAL MEETINGS

Resolution 25 seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2016 AGM to allow the Company to call general meetings (other than annual general meetings) on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company would also need to meet the requirements for electronic voting in the Shareholders’ Rights Regulations before it could then call a general meeting on 14 clear days’ notice.

SHARE CAPITAL

As at 22 February 2017 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares of Unilever PLC was 1,310,156,361. Unilever PLC holds 26,696,994 ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights). The holders of the Deferred shares do not exercise their voting rights at the AGM.

DOCUMENTS FOR INSPECTION

Copies of the Non-Executive Directors’ letters of appointment and the rules of the Unilever Share Plan 2017 are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.

10	Unilever Chairman’s Letter and Notice of Meeting 2017

Appendix – Agenda item 4

Summary of the Unilever Share Plan 2017

The principal terms of the Unilever Share Plan 2017 (the ‘Plan’) are as follows:

1. Eligibility

Employees and Executive Directors of Unilever and designated subsidiaries and joint ventures are eligible to participate in the Plan. The Boards (or their delegate, which may include the Compensation Committee) will decide who will be granted awards and over how many shares. In practice, it is intended that Executive Directors and managers will be granted awards.

2. Types of awards

Awards under the Plan can take the form of:

–	‘conditional awards’ under which the participant receives shares for free automatically to the extent the award vests;

–	‘options’ under which the participant can buy shares, to the extent their award has vested, at a price (which may be zero) set when the option is granted; or

–	‘forfeitable shares’ under which the participant receives free shares on grant which must be given back to the extent the award lapses.

There is no current intention to grant options or forfeitable shares under the Plan.

3. Performance condition

An award may be granted on the basis that it will normally only vest to the extent that a performance condition, set at the time of grant, is satisfied.

Vesting of awards granted to Executive Directors will always be subject to a performance condition, except as otherwise permitted by the Directors’ Remuneration Policy.

Further details of the performance conditions for the first grants under the Plan are set out in the Chairman’s letter and in the Directors’ Remuneration Policy in the Unilever Annual Report and Accounts 2016.

4. Dividend equivalent

Options or conditional awards may be granted on the basis that the participant will receive dividend equivalents (in cash or additional shares) when and to the extent that the award vests or is exercised. The dividend equivalent may be calculated as if the dividends had been reinvested in additional Unilever shares.

5. Limits

In any ten year period, not more than 10% of the issued ordinary share capital of Unilever may be issued or be issuable under the Plan and all other employees’ share plans operated by Unilever. In addition, in any ten year period, not more than 5% of the issued ordinary share capital of Unilever may be issued or be issuable under awards granted under all discretionary share plans adopted by Unilever.

These limits do not include awards which have lapsed. Treasury shares transferred to satisfy an award will be counted as if new shares had been issued for so long as it is considered best practice to do so.

Awards granted to Executive Directors will be subject to the limits set out in the Directors’ Remuneration Policy prevailing at the time of grant.

6. Vesting of awards

Subject to any lower limits specified in the Directors’ Remuneration Policy prevailing at the time of grant, awards will normally vest (between 0% and 200%), to the extent any performance condition is met, at the end of a period set when the award is granted or the end of the period over which any performance condition is tested. The performance conditions for the proposed 2017 awards will be tested over four years.

An award may be granted on the basis that the participant is required to hold any shares received for a set period following vesting. Subject to this, shares will be issued or transferred to the participant (or an option may be exercised) from vesting.

7. Malus and clawback

Unilever can reduce the number of shares to be received on vesting of an award in the following events of:

–	a significant downward restatement of the financial results;

–	gross misconduct or gross negligence or other conduct which results in significant losses or reputational damage;

–	a material breach of Unilever’s Code of Business Principles or Code Policies.

If there is a significant downward restatement of financial results, Unilever can also require the participant to give back shares received on vesting within a two-year period (or pay a cash equivalent).

8. Leaving employment

An award will normally lapse if the participant leaves Unilever before it has vested. But if the participant leaves because of disability, ill health, injury, redundancy, retirement, sale of his employer or in other circumstances if Unilever allows, the award will continue in effect and vest at the normal time, to the extent that any performance condition has been satisfied. Alternatively, Unilever may decide that the award will vest on leaving (or on some later date), in which case, any performance condition will be tested to the date of leaving or the later date.

Where an award vests on or after leaving, the number of shares will be reduced to reflect the fact that the participant left early, unless Unilever decides otherwise. If a participant has been allowed or required to take some or all of any bonus in the form of an award, it will not normally lapse on leaving employment (on the basis that the bonus has already been earned).

If a participant dies, the award will vest at the date of death.

9. Takeovers and other corporate events

If there is a takeover, of Unilever, the Boards will determine the extent to which any performance condition has been satisfied to that point and the proportion of the award which will vest. The Boards have discretion to pro-rate for time to reflect the fact that the award is vesting early. Alternatively, participants may be allowed or required to exchange their awards for awards over shares in the acquiring company. Awards may also be allowed to vest or be exchanged upon other corporate events occurring (such as demerger, reconstruction or reorganisation).

10. Rights issues, demergers, etc.

The number or type of shares subject to an award and/or the exercise price of an option may be adjusted to reflect a rights issue, special dividend, demerger or any variation in the share capital of Unilever.

11. General

Awards may be satisfied by the issue of new shares or the transfer of existing shares from treasury or otherwise. Alternatively, Unilever can decide to satisfy any award in cash instead of shares.

Unilever Chairman’s Letter and Notice of Meeting 2017	11

Any shares issued will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

Participants do not pay for the grant of an award.

Awards are not pensionable or transferable (except on death). Awards will normally only be granted within 42 days of the Annual General Meetings or other General Meetings or the announcement of Unilever’s results for any period. No awards can be granted more than ten years after the Plan’s approval by shareholders.

12. Amendments

The Boards can amend the Plan in any way but shareholder approval (by General Meeting) will be required to amend certain provisions to the advantage of participants. These provisions relate to eligibility, individual and Plan limits, the rights attaching to awards and shares, the adjustment of awards on a variation in Unilever’s share capital and the amendment powers.

Minor amendments can be made without shareholder approval to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Performance conditions can also be amended, without shareholder approval, in accordance with their terms or if anything happens which causes Unilever reasonably to consider it appropriate to do so (subject to the prevailing Directors’ Remuneration Policy, where applicable).

12	Unilever Chairman’s Letter and Notice of Meeting 2017

UNILEVER N.V. Head Office and Registered Office Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands T +31 (0)10 217 4000 Commercial Register Rotterdam Number: 24051830

UNILEVER PLC

Head Office

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

T +44 (0)20 7822 5252

Registered Office

Unilever PLC

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Wirral

Merseyside CH62 4ZD

United Kingdom

Registered in England and Wales
Company Number: 41424

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